CUSIP NO. 97653A10                     13G                    Page 1 of 12 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. ___)*

                            Wireless Facilities, Inc.
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    97653A10
                                 --------------
                                 (CUSIP Number)

                               December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 12 Pages
                       Exhibit Index Contained on Page 11

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   MeriTech Capital Partners L.P. ("MCP")
   Tax ID Number:   77-0516201
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [X]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER

                    1,968,000 shares,  except that MeriTech Capital  Associates,
                    LLC  ("MCA"),  the general  partner of MCP, may be deemed to have sole voting power with respect to such shares, and Paul
                    Madera  ("Madera"),   and  Michael  Gordon  ("Gordon"),  the
                    managing  members of MCA, may be deemed to have shared power to vote these shares.
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY        See Response to row 5.
      EACH          ------------------------------------------------------------
    REPORTING    7  SOLE DISPOSITIVE POWER
     PERSON
      WITH          1,968,000  shares,  except that MCA, the general  partner of
                    MCP,  may be  deemed  to have sole  dispositive  power,  and
                    Madera and  Gordon,  the  managing  members  of MCA,  may be deemed to have  shared  power to  dispose  of these  shares.
                    ------------------------------------------------------------
                    8 SHARED DISPOSITIVE POWER

                    See Response to row 7.
                    ------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,968,000
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   4.95%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   PN
   -----------------------------------------------------------------------------
                     *See Instructions Before Filling Out!

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   MeriTech Capital Affiliates, L.P. ("MCAF")
   Tax ID Number:   77-0516220
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [X]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER

                    32,000 shares, except that MCA, the general partner of MCAF, may be deemed to have sole  voting  power,  and  Madera  and
                    Gordon,  the managing  members of MCA, may be deemed to have shared power to vote these shares.
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY        See Response to row 5.
      EACH          ------------------------------------------------------------
    REPORTING    7  SOLE DISPOSITIVE POWER
     PERSON
      WITH          32,000 shares, except that MCA, the general partner of MCAF, may be deemed to have sole dispositive power, and Madera and
                    Gordon,  the managing  members of MCA, may be deemed to have shared power to dispose of these shares.
                    ------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER

                    See Response to row 7.
                    ------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   32,000
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   0.08%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   PN
   -----------------------------------------------------------------------------
                     *See Instructions Before Filling Out!

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   MeriTech Capital Associates, LLC ("MCA")
   Tax ID Number:   77-0515926
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [X]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER

                    2,000,000  shares,  of which 1,968,000 are directly owned by
                    MCP and 32,000 shares are directly  owned by MCAF.  MCA, the general  partner of MCP and MCAF, may be deemed to have sole voting power, and Madera and Gordon, the managing members of
                    MCA,  may be  deemed  to have  shared  power  to vote  these shares.
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY        0
      EACH          ------------------------------------------------------------
    REPORTING    7  SOLE DISPOSITIVE POWER
     PERSON
      WITH          2,000,000  shares,  of which 1,968,000 are directly owned by
                    MCP and 32,000 shares are directly  owned by MCAF.  MCA, the general  partner of MCP and MCAF, may be deemed to have sole
                    dispositive   voting  power,  and  Madera  and  Gordon,  the
                    managing  members of MCA. may be deemed to have shared power to vote these shares.
                    ------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER

                    0 Shares
                    ------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,000,000
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   5.04%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   OO
   -----------------------------------------------------------------------------
                     *See Instructions Before Filling Out!

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Paul Madera ("Madera")
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [X]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S. Citizen
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER

                    0 shares
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY        2,000,000  shares,  of which 1,968,000 are directly owned by
     EACH           MCP  and 32,000  shares are directly  owned  by  MCAF.  MCA,
   REPORTING        the general  partner of MCP and MCAF,  and Madera a managing
    PERSON          member of MCA,  may be deemed to have  shared  power to vote
     WITH           these shares.
                    ------------------------------------------------------------
                 7  SOLE DISPOSITIVE POWER

                    0 shares
                    ------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER

                    2,000,000 shares, of which 1,968,000 are directly owned by MCP and 32,000 shares are directly owned by MCAF, MCA, the general partner of MCP and MCAF, and Madera, a managing member of MCA, may be deemed to have shared power to vote these shares.
                    ------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,000,000
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   5.04%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------
                     *See Instructions Before Filling Out!

   NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Michael Gordon ("Gordon")
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [X]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S. Citizen
   -----------------------------------------------------------------------------
                5  SOLE VOTING POWER

                    0 shares
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY        2,000,000  shares,  of which 1,968,000 are directly owned by
     EACH           MCP  and 32,000  shares are directly  owned by MCAF.  MCA is
   REPORTING        the general  partner of MCP and MCAF, and Gordon, a managing
    PERSON          member of MCA,  may be deemed to have  shared  power to vote
     WITH           these shares.
                    ------------------------------------------------------------
                 7  SOLE DISPOSITIVE POWER

                    0 shares
                    ------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER

                    2,000,000 shares, of which 1,968,000 are directly owned by MCP and 32,000 shares are directly owned by MCAF. MCA is the general partner of MCP and MCAF, and Gordon, a managing member of MCA, may be deemed to have shared power to vote these shares.
                    ------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,000,000
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   5.04%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------
                     *See Instructions Before Filling Out!

ITEM 1(A). NAME OF ISSUER

           Wireless Facilities, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

           9805 Scranton Road, Suite 100
           San Diego, CA 92121

ITEM 2(A). NAME OF PERSONS FILING

           This Statement is filed by MeriTech Capital Partners L.P., a Delaware limited partnership ("MCP"), MeriTech Capital Affiliates L.P., a Delaware limited partnership ("MCAF"), MeriTech Capital Associates LLC., a Delaware limited liability company ("MCA"), Paul Madera ("Madera") and Michael Gordon ("Gordon"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

           MCA is the general partner of MCP and MCAF, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP and MCAF. Madera and Gordon are managing members of MCA and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP and MCAF.

ITEM 2(B). ADDRESS OF PRINCIPAL OFFICE

           The address for each of the Reporting Persons is:

           MeriTech Capital Partners
           90 Middlefield Road, Suite 201
           Menlo Park, California  94025

ITEM 2(C) CITIZENSHIP

           MCP and MCAF, are Delaware limited partnerships. MCA is a Delaware limited liability company. Madera and Gordan are United States citizens.

ITEM 2(D) AND (E). TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

           Common Stock
           CUSIP # 97653A10

ITEM 3.    Not Applicable

ITEM 4. OWNERSHIP

           The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 1999:

           (a)        Amount beneficially owned:

                      See Row 9 of cover page for each Reporting Person.

           (b)        Percent of Class:

                      See Row 11 of cover page for each Reporting Person.

           (c)        Number of shares as to which such person has:

                      (i)        Sole power to vote or to direct the vote:

                                 See Row 5 of cover page for each Reporting Person.

                      (ii)       Shared power to vote or to direct the vote:

                                 See Row 6 of cover page for each Reporting Person.

                      (iii)      Sole   power  to   dispose  or  to  direct  the
                                 disposition of:

                                 See Row 7 of cover page for each Reporting Person.

                      (iv) Shared power to dispose or to direct the disposition of:

                                 See Row 8 of cover page for each Reporting Person.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Under certain circumstances set forth in the limited partnership agreements of MCP and MCAF and the limited liability company agreement of MCA, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable

ITEM 10.   CERTIFICATION.

           Not applicable

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2000

                                        /s/ Paul Madera
                                        ----------------------------------------
                                        Paul Madera
                                        individually,  and on behalf of MCA,  in
                                        his  capacity  as a  managing  member of
                                        MCA,  the  general  partner  of MCP,  on
                                        behalf  of  MCA,  in his  capacity  as a
                                        managing member of HWEP III, the general
                                        partner of MCAF,  and on behalf of MCAin
                                        his   capacity  as  a  managing   member
                                        thereof.

                                        /s/ Michael Gordon
                                        ----------------------------------------
                                        Michael Gordon

                                  EXHIBIT INDEX
                                                                     Found on
                                                                   Sequentially
                                                                   Numbered Page
                                                                   -------------
Exhibit A:  Agreement of Joint Filing                                   12

                                    EXHIBIT A

                            Agreement of Joint Filing

     The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock Wireless Facs, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 9, 2000

                                        /s/ Paul Madera
                                        ----------------------------------------
                                        Paul Madera
                                        individually,  and on behalf of MCP,  in
                                        his  capacity  as a  managing  member of
                                        MCA,  the  general  partner  of MCP,  on
                                        behalf  of MCAF,  in his  capacity  as a
                                        managing  member  of  MCA,  the  general
                                        partner of MCAF, and on behalf of MCA in
                                        his   capacity  as  a  managing   member
                                        thereof.


                                        /s/ Michael Gordon
                                        ----------------------------------------
                                        Michael Gordon